

Mail Stop 4720

November 25, 2015

Via E-mail
Mr. Timothy P. Walbert
President, Chief Executive Officer and Chairman
Horizon Pharma PLC
Connaught House, 1st Floor
1 Burlington Road
Dublin 4, Ireland

Re: Horizon Pharma PLC
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-35238

Dear Mr. Walbert:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may raise additional comments.

Notes to Consolidated Financial Statements
Note 2- Summary of Significant Accounting Policies
Revenue Recognition, page F-10

1. Regarding your Payments Made Easy (PME) program, please address the following:
   - Tell us how the non-reimbursement by third-party payors for drugs sold impact the revenue you recognize and quantify any adjustments you make to gross sales, if applicable.
   - Explain the process for claim adjudication after the sale to the consumer, including your responsibilities and those of the specialty pharmacies, and clarify how disputes with third-party payors are handled.
   - Provide us with a detailed analysis of how you met the criteria for revenue recognition at the point of sale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Senior Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance